UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Commission File Number: 001-37669

Nomad Foods Limited

(Translation of registrant’s name in English)

No. 1 New Square

Bedfont Lakes Business Park

Feltham, Middlesex TW14 8HA

+ (44) 208 918 3200

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Underwritten Public Offering of Ordinary Shares

On March 18, 2019, Nomad Foods Limited (the “Company”), issued a press release announcing its intention to conduct an underwritten public offering of 20,000,000 ordinary shares, no par value, of the Company (the “Ordinary Shares”). In connection with this offering, the Company also expects to grant to the underwriters a 30-day option to purchase up to an additional 3,000,000 Ordinary Shares. Goldman Sachs & Co. LLC is acting as representative and Barclays, Citigroup, Credit Suisse and UBS Investment Bank are acting as book-running managers for the offering. A copy of the press release is attached hereto as Exhibit 99.1.

Investor Presentation

The Company has prepared an investor presentation for use at various conferences and meetings with investors. A copy of the presentation is attached hereto as Exhibit 99.2.

The information contained in this Report on Form 6-K and Exhibit 99.2 are incorporated by reference into the registration statements on (i) Form S-8 filed with the Securities and Exchange Commission (the “Commission”) on May 3, 2016 (File No. 333-211095), (ii) Form F-3, initially filed with the Commission on March 30, 2017 and declared effective on May 2, 2017 (File No. 333-217044) and (iii) Form F-3 filed with the Commission on June 4, 2018, which was automatically effective upon filing with the Commission (File No. 333-225402).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMAD FOODS LIMITED

By:	/s/ Samy Zekhout
Name:	Samy Zekhout
Title:	Chief Financial Officer

Dated: March 19, 2019

Exhibit Index

Exhibit Number	Exhibit Title

99.1	Press release issued by Nomad Foods Limited on March 18, 2019, relating to the launch of the offering of Ordinary Shares.

99.2	Nomad Foods Limited Investor Presentation.